Exhibit 99.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-272650) of Aspen Insurance Holdings Limited and in the related Prospectus of our report dated March 19, 2025 (except for Note 26, as to which the date is April 29, 2025) with respect to the consolidated financial statements of Aspen Insurance Holdings Limited, included in this Form 6-K.
/s/ Ernst & Young Ltd.
Hamilton, Bermuda
April 29, 2025